Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND MARCH 31, 2008

	2009	2008
Net income (loss)	$78,610	$(391,472)
Preferred Stock dividend requirements	(3,499)	(9,682)

Net income (loss) attributable to common stockholders	$75,111	$(401,154)

Weighted average number of common shares and dilutive common equivalent outstanding	15,313,600	16,361,732

Net income (loss) per common share	$—	$(0.02)

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